Exhibit 99.1

Itamar Medical Appoints Marga Ortigas-Wedekind to its Board of Directors

CAESAREA, Israel, August 12, 2021 -- Itamar Medical Ltd. (NASDAQ and TASE: ITMR), a leading medical device and digital health company focused on the integration of sleep apnea management into the cardiac patient care pathway, today announced the appointment of Marga Ortigas-Wedekind to its Board of Directors.

Ms. Ortigas-Wedekind brings more than 30 years of medical technology and digital health experience including leadership roles in commercial and strategic marketing. She is currently the Chief Commercial Strategy Officer for Fogarty Innovation, a nonprofit organization in the medical technology space. In this role she is responsible for delivering commercial strategy guidance and defining the digital health strategy. Prior, Ortigas-Wedekind served as EVP, Marketing and Payer Relations for iRhythm Technologies (NASDAQ: IRTC), a leading digital health care solutions company focused on the advancement of cardiac care. Previously she was EVP, Global Marketing and Product Development at Omnicell Inc (NASDAQ:OMCL). Earlier in her career, she was SVP, Marketing, Development, and Clinical Affairs at Xoft, Inc. (now iCAD) and VP, Sales and Marketing at Pro-Duct Health, Inc. (now Hologic).

“We are pleased to welcome Marga to Itamar’s board,” said Dr. Giora Yaron, Chairman of Itamar’s Board of Directors. “Her background and experience in the healthcare and digital health sectors perfectly align with our long-term goals..”

Mrs. Ortigas-Wedekind earned a master’s degree in International Business and Marketing from the Stanford Graduate School of Business and a bachelor’s degree in Political Economy from Wellesley College. She currently serves as an Advisory Committee Member at Launchpad Digital Health and a Member of HealthTech Capital.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the US, Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-510-693-5238

investors@itamar-medical.com